SOUTHERN CALIFORNIA EDISON COMPANY
STOCK SAVINGS PLUS PLAN

Financial Statements and Supplemental Schedule
As of December 31, 2001
Together with Report of Independent Public Accountants

INDEX
-----

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

FINANCIAL STATEMENTS:

   Statement of Net Assets Available for Plan Benefits as of December 31, 2001
   Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended
       December 31, 2001

NOTES TO FINANCIAL STATEMENTS

SUPPLEMENTAL SCHEDULE:

   Schedule I: Part IV - Line 4i - Schedule of Assets Held as of
       December 31, 2001

NOTE: All other  schedules  have been omitted since the  information is either  disclosed  elsewhere in the financial  statements or not required by 29 CFR  2520.103-10  of the  Department  of Labor Rules and  Regulations  for  Reporting  and  Disclosure  under the
Employee Retirement Income Security Act of 1974.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
----------------------------------------

To the Southern California Edison Company
     Benefits Committee:

We have audited the  accompanying  statement of net assets  available for plan benefits of the SOUTHERN  CALIFORNIA  EDISON  COMPANY
STOCK SAVINGS PLUS PLAN (the Plan) as of December 31, 2001,  and the related  statement of changes in net assets  available for plan benefits for the year then ended.  These  financial  statements  and the schedule  referred to below are the  responsibility  of the
Plan's management.  Our responsibility is to express an opinion on these financial statements and the schedule based on our audit.

We conducted our audit in accordance with auditing  standards  generally  accepted in the United States of America.  Those standards require  that we plan and perform the audit to obtain  reasonable  assurance  about  whether the  financial  statements  are free of material  misstatement.  An audit  includes  examining,  on a test basis,  evidence  supporting  the amounts and  disclosures in the financial  statements.  An audit  also  includes  assessing  the  accounting  principles  used  and  significant  estimates  made by management,  as well as evaluating the overall  financial  statement  presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion,  the financial  statements referred to above present fairly, in all material respects,  the net assets available for plan  benefits of the Plan as of December  31, 2001,  and the changes in net assets  available  for plan  benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our  audit  was  performed  for the  purpose  of  forming  an  opinion  on the  basic  financial  statements  taken as a whole.  The supplemental  schedule of assets held for  investment  purposes is  presented  for the purpose of  additional  analysis and is not a required part of the basic financial  statements but is  supplementary  information  required by the Department of Labor's Rules and
Regulations for Reporting and Disclosure under the Employee  Retirement  Income Security Act of 1974. The supplemental  schedule has been subjected to the auditing  procedures  applied in the audit of the basic financial  statements  and, in our opinion,  is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO SEIDMAN, LLP
BDO SEIDMAN, LLP

Los Angeles, California
June 25, 2002

SOUTHERN  CALIFORNIA  EDISON  COMPANY
STOCK SAVINGS PLUS PLAN

Statements of Net Assets Available for Plan Benefits
As of December 31, 2001
(in 000's)

                                Assets

Investments, at fair value                                                   $ 1,710,228

Receivables:
    Dividends receivable                                                             212
    Interest receivable                                                              556
    Profit sharing receivable                                                      2,828
    Receivable from brokers                                                          632
                                                                        -----------------

       Total receivables                                                           4,228
                                                                        -----------------

Total assets                                                                   1,714,456
                                                                        -----------------

                              Liabilities

Payable to brokers and others                                                         19
                                                                        -----------------

Total liabilities                                                                     19
                                                                        -----------------

Net assets available for plan benefits                                       $ 1,714,437
                                                                        =================

The accompanying notes are an integral part of this statement.

       SOUTHERN  CALIFORNIA  EDISON  COMPANY
       STOCK SAVINGS PLUS PLAN

       Statement of Changes in Net Assets Available for Plan Benefits
       For the Year Ended December 31, 2001
       (in 000's)

                          Additions

       Investment income:
          Dividend                                                                $ 9,031
          Interest                                                                 17,653
                                                                         -----------------

                                                                                   26,684
          Less: management fees                                                       524
                                                                         -----------------

             Net investment income                                                 26,160
                                                                         -----------------

       Contributions:
          Employer contributions, net of forfeitures                               40,957
          Participant contributions                                                92,804
                                                                         -----------------

             Total contributions                                                  133,761
                                                                         -----------------

                  Total additions                                                 159,921
                                                                         -----------------

                         Deductions

       Distributions to participants                                              110,051
       Net depreciation in fair value of investments                              161,486
                                                                         -----------------

                   Total deductions                                               271,537
                                                                         -----------------

       Transfer to other plans                                                      2,911
                                                                         -----------------

                        Net decrease                                             (114,527)

       Net assets available for plan benefits:
           Beginning of year                                                    1,828,964
                                                                         -----------------

           End of year                                                        $ 1,714,437
                                                                         =================

The accompanying notes are an integral part of this statement.

SOUTHERN CALIFORNIA EDISON COMPANY
STOCK SAVINGS PLUS PLAN

Notes to Financial Statements
December 31, 2001

Note 1.  Nature of Plan

The following  description  of the Southern  California  Edison  Company (the Plan Sponsor) Stock Savings Plus Plan
(the Plan) provides only general  information.  Participants should refer to the Plan document,  as amended,  for a more complete description of the Plan's provisions.

         Eligibility

         The  Plan is a  defined-contribution  plan  with a  401(k)  feature,  in  which  qualifying  full-time  or part-time  employees  of Edison  International  (the  Company)  and  substantially  all of its  subsidiary companies are eligible to  participate.  The Plan is subject to the provisions of the Employee  Retirement
         Income  Security  Act of 1974  (ERISA).  An  employee,  as defined by the Plan  document,  is  eligible to participate in the Plan immediately upon employment.

         Contributions

         Subject to statutory  limits,  all participants may defer up to 19 percent of eligible pay.  Participating employers  provide  matching  contributions  from 1 to 6 percent of a participant's  eligible pay. Certain participating  subsidiaries also provide a fixed profit sharing  contribution of 3 percent of eligible pay each pay period and a variable profit sharing contribution  annually to eligible employees.  The Plan also accepts rollover contributions from other qualified plans.

         Vesting

         Participants   immediately  vest  in  their   contributions   plus  actual  earnings   thereon.   Employer
         contributions  plus actual  earnings  thereon vest at a rate of 20 percent per year for all  participants.
         After five years of service, all existing and future employer contributions are fully vested.

         Forfeitures

         At  December 31,  2001,  the  unused  portion of  forfeited  non-vested  accounts  totaled  $6,140.  These accounts are used to reduce  future  employer  contributions.  During 2001,  employer  contributions  were reduced by $655,925 from forfeited non-vested accounts.

         Transfers

         Effective  September 28, 2001, the Plan transferred  $1,622,833 to the Tyco  International (US) Retirement
         Savings  and  Investment  Plan IV as part of the sale of Edison  Select to Tyco  International.  Effective
         November 11, 2001, the Plan transferred  $1,287,798 to the Source  Refrigeration HVAC, Inc. 401(k) Plan as
         part of the sale of Edison Source to Source Refrigeration.

         Plan Trust

         Plan assets are held in trust with State Street Bank and Trust  Company  (the  Trustee) for the benefit of participants  and their  beneficiaries.  The mutual  covenants to which the Company and the Trustee  agree are disclosed in the Stock Savings Plus Plan Trust Agreement.

         Plan Administration

         The  Plan is  administered  by the  Southern  California  Edison  Company  Benefits  Committee  (the  Plan
         Administrator).  Hewitt  Associates  LLC is  the  Plan's  record  keeper.  The  Plan  provides  investment choices  in  50  investment  funds.  The  Plan's  prospectus  provides  a  detailed  description  of  each investment fund choice and the respective investment manager.

Note 1.  Nature of Plan (continued)

         Administrative and Investment Expenses

         The Plan Sponsor pays the cost of administering  the Plan,  including fees and expenses of the Trustee and record  keeper.  The fees,  taxes and other  expenses  incurred by the Trustee or  investment  managers in making  investments  are paid out of the  applicable  fund.  This  includes  brokerage  fees for  sales or purchases of Edison  International  Common Stock on the open market.  No additional  costs are incurred in connection  with sales of Edison  International  Common  Stock  within the trust or the transfer of assets between funds.

         Mutual funds pay fees to the Plan record keeper for  administrative  services to  participants  that would otherwise  have to be provided by the fund.  The majority of fees  received by the Plan record  keeper are used to reduce the record keeping and communication expenses of the Plan.

         Participant Accounts

         Each  participant  account  is  increased  for  participant  contributions,   employer  contributions,  if
         applicable,  and  allocations  of Plan  earnings.  Allocation of earnings and expenses is based on account balances,  as  defined.  The  benefit  to which a  participant  is  entitled  is the  benefit  that can be provided from the vested portion of the participant's account.

         Participant Loans Receivable

         Participants  may borrow from their account,  a minimum of $1,000 and up to the lesser of $50,000  reduced by the highest loan  balance  during the prior 12 months or 50 percent of their  vested  account  balance.
         Loan  transactions  are treated as a transfer from (to) the investment fund to (from)  Participant  Loans.
         Loan terms range from one to four years for general  purpose  loans or up to 15 years for the  purchase of a primary  residence.  Loans bear  interest  at Prime Rate plus one  percent.  Interest  rates  range from
         6.0 percent to  10.5 percent.  Principal and interest are paid ratably  through payroll  deductions.  Some separated participants may repay loan obligations directly, rather than through payroll deductions.

         Payment of Benefits

         Account balances of $5,000 or less are distributed  after a participant  terminates  employment,  dies, or becomes  permanently  and totally  disabled.  Participants  terminating  employment,  and retirees  having account  balances  greater  than  $5,000,  may elect to receive  their  distributions  at any time  before turning  age 701/2.  They may  choose a lump  sum,  partial  or an  installment  form of  payment.  Minimum distribution requirements must be met after age 70-1/2.

         Profit Sharing

         Certain  non-represented  employees of Edison Mission Energy,  Edison Enterprises and their  participating subsidiaries are eligible for two types of profit/gain sharing contributions:

(i)      Fixed  profit/gain  sharing is comprised of a 3% profit/gain  sharing  contribution each pay period to the
                  Plan on behalf of eligible employees.  Fixed profit/gain  sharing  contributions in 2001 amounted to $5,245,694.

(ii)     Variable  profit/gain  sharing is comprised of an additional annual  profit/gain  sharing  contribution to the Plan on behalf of eligible  employees if certain  business  objectives are reached.  Variable profit/gain  sharing  contribution  made in 2002 for the 2001 plan year  amounted to  $2,828,056.
                  Such  amount  is  presented  as  "Profit  sharing  receivable"  on the  statement  of Net  Assets
                  Available for Plan Benefits as of December 31, 2001.

Note 2.  Summary of Significant Accounting Policies

         Basis of Accounting

         The  financial  statements  are  presented  on the accrual  basis of  accounting  and in  conformity  with accounting  principles  generally  accepted in the United States of America applicable to employee benefit plans and ERISA.

         Use of Estimates

         The preparation of financial  statements in conformity with accounting  principles  generally  accepted in the United  States of America  requires  management  to make  estimates  and  assumptions  that affect the reported  amounts of assets,  liabilities,  and changes therein,  and disclosure of contingent  assets and liabilities. Actual results could differ from those estimates.

         Risks and Uncertainties

         The Plan's investment in Edison  International  Common Stock amounted to approximately  $382,507,000 as of
         December  31,  2001.  Such  investments  represented  approximately  22% of the Plan's  total assets as of
         December 31,  2001.  For risks and  uncertainties  regarding  Edison  International,  participants  should refer to the  December 31, 2001,  Form 10-Ks and the March 31,  2002,  Form 10-Qs of Edison  International
         and the Plan Sponsor  filed with the  Securities  and Exchange  Commission  as of and for the periods then ended.

         The Plan provides for various  investment  options in mutual funds that invest in  investment  securities.
         Investment  securities  are exposed to various risks such as interest  rate,  market and credit risk.  Due to the level of risk associated with certain  investment  securities and the level of uncertainty  related to changes in the value of  investment  securities,  it is at least  reasonably  possible  that changes in risk in the near term would materially affect  participants'  account balances and the amounts reported in statements  of net  assets  available  for plan  benefits  and the  statement  of  changes  in net  assets available for plan benefits.

         The Plan invests in securities of foreign  companies,  which involve special risks and  considerations not typically  associated  with investing in U.S.  companies.  These risks include  devaluation of currencies, less reliable  information  about  issuers,  different  securities  transaction  clearance and  settlement practices,  and  possible  adverse  political  and economic  developments.  Moreover,  securities  of many foreign  companies and their markets may be less liquid and their prices more volatile than  securities of comparable U.S companies.

         Investment Valuation and Income Recognition

         The Plan's  investments  are  stated at fair  value.  Investments  in the  collective  funds are valued at quoted  market  prices,  which  represent  the net  asset  value of  shares  held by the Plan at year end.
         Edison  International  Common Stock is valued at its quoted market price.  Participant loans are valued at cost,  which  approximates  fair value.  Purchases  and sales of  securities  are recorded on a trade-date basis.  Interest  income is recorded on the  accrual  basis.  Dividends  are  recorded on the  ex-dividend date.

Note 2. Summary of Significant Accounting Policies (continued)

         Net Appreciation (Depreciation) in Fair Value of Investments

         Realized and  unrealized  appreciation  (depreciation)  in the fair value of  investments  is based on the difference  between the fair value of the assets at the  beginning of the year, or at the time of purchase for assets  purchased  during the year,  and the related fair value on the day  investments  are sold with respect  to  realized  appreciation  (depreciation),  or on  the  last  day  of the  year  for  unrealized appreciation (depreciation).

         Distributions to Participants

         Distributions to participants are recorded when paid.

Note 3.  Investment Elections

The Trustee invests all contributions in accordance with participant instructions.

Participants  may elect changes to their  investment  mix  effective  each  business  day.  Participants  may elect changes to their deferral percentages and deferral investment elections coincident with their pay frequency.

Note 4.  Investment Options

The transfer of the  participants'  investment from the Edison  International  Common Stock Fund to all other funds is valued at the closing  market price on the date of the transfer.  The transfer of the  participants'  investment from all other funds to the Edison  International  Common Stock Fund,  or to any other fund, is based on the actual market value balance  (including  earnings and market  adjustments) in each participant's  account,  as of close of market on the date of transfer.

All  participants can choose  investments  from among 50 investment fund offerings.  These investment funds consist of the following:

o        Three Pre-mixed Portfolios - Funds are invested in portfolios which include U.S. stocks,  non-U.S.  stocks and corporate and government bonds;
o        Seven  Core  Funds - Funds are  invested  in a broad  selection  of asset  classes;  large and small  U.S.
     stocks, non-U.S. stocks and fixed income instruments; and
o        Forty Mutual Funds - Funds are invested in a variety of retail mutual funds from multiple asset classes.

Participants  should refer to the Summary Plan Document for a more complete  description of the various  investment options.

Note 5.  Investments

The following  presents  investments  that represent 5 percent or more of the Plan's net assets  available for plan benefits as of December 31, 2001 (in 000's):

         Edison International Common Stock Fund, 23,989,866
           shares  (See Note 7)                                                  $382,507

         BZW Barclay's Global Investors - Common Stock Fund,
           8,826,080 units                                                        265,040

         Frank Russell Trust Company - Balanced Fund,
           4,883,672 units                                                        115,018

         State Street Bank - Money Market Fund,
           257,316,140 units (See Note 7.)                                        256,857

         T. Rowe Price - Science & Technology Fund
           3,194,922 units                                                         66,065

During 2001, the Plan's  investments  (including  gains and losses on investments  bought and sold, as well as held during the year) depreciated in value as follows (in 000's):

         Edison International Common Stock Fund (Note 7)                   $ 12,808
         Mutual Funds                                                       148,678
                                                                           --------
         Total                                                             $161,486

Note 6.  Reconciliation of Financial Statements to Form 5500

The following is a  reconciliation  of net assets  available for plan benefits per the financial  statements to the
Form 5500 as of December 31, 2001 (in 000's):

         Net assets available for plan benefits per the financial
             statements                                                 $ 1,714,437
         Less: Amounts allocated to withdrawing participants                    507
         Net assets available for plan benefits per the                 -----------
            Form 5500                                                   $ 1,713,930
                                                                        ===========

Note 6.  Reconciliation of Financial Statements to Form 5500 (continued)

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                                   Year ended
                                                                                December 31, 2001
                                                                                -----------------
                                                                                   (in 000's)

         Benefits paid to participants per the financial statements                  $ 110,051
         Add: Amounts allocated to withdrawing participants
             at December 31, 2001                                                          507
         Less: Amounts allocated to withdrawing participants
             at December 31, 2000                                                          449
                                                                                     ---------
         Benefits paid to participants per the Form 5500                             $ 110,109
                                                                                     =========

Amounts  allocated to  withdrawing  participants  are  recorded on the Form 5500 for benefit  claims that have been processed and approved for payment prior to December 31 but not paid as of that date.

Note 7.  Related Party Transactions

The Money  Market  Fund was  managed  by State  Street  Bank and Trust  Company,  which  also  serves as the Plan's
Trustee.  As  such,  transactions  in the  Money  Market  Fund  qualify  as  party-in-interest  transactions.  Fees earned by the Trustee in its  capacity as fund manager for the Plan were  $448,055 for 2001 and were  reported as a reduction to investment income on the Statement of Changes in Net Assets Available for Plan Benefits.

The Plan's  investment  options include the Company's Common Stock as a fund option.  State Street Global Advisors, an affiliate of State Street Bank and Trust Company, is the investment manager of the Edison  International  Common
Stock Fund.  As such,  transactions  in the Edison  International  Common Stock Fund  qualify as  party-in-interest transactions.  Fees earned by State  Street  Global  Advisors  in its  capacity  as the  investment  manager of the
Edison  International  Common  Stock Fund were  $75,845 for 2001 and were  reported as a  reduction  to  investment income on the Statement of Changes in Net Assets Available for Plan Benefits.

Note 8.  Plan Termination

Although it has not  expressed  an intent to do so, the Plan  Sponsor  has the right under the Plan to  discontinue its  contributions  at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination,  participants  will become fully vested in their accounts.  The trust will continue after  termination until all Trust assets have been distributed to participants and their beneficiaries.

Note 9.  Tax Status

The Internal  Revenue  Service (IRS) has  determined  and informed the Plan Sponsor by a letter dated May 22, 2002, that the Plan and related trust, as amended through November 29, 2001, are qualified under  applicable  sections of the Internal Revenue Code (IRC).

Note 10.  Employee Stock Ownership Plan

The Edison  International  Common  Stock Fund  constitutes  an employee  stock  ownership  plan that allows for the current  distribution  of  dividends  to all  participants.  There  were no such  distributions  for the year ended
December 31, 2001, because no dividends were declared or paid.

Note 11.  Plan Sponsor's Liquidity Crisis

As the result of a settlement  agreement  entered into with the California  Public Utilities  Commission on October
5, 2001, the Plan Sponsor has been able to avoid filing for  protection  under the U.S.  Bankruptcy  Code. In March
2002,  the Plan Sponsor  repaid its  undisputed  past-due  obligations  and  near-term  debt  maturities.  The Plan
Sponsor's payment of these amounts did not have a negative impact on the Plan's financial condition.

Note 12.  Subsequent Events

Effective  January 1, 2002, the Plan adopted  various  mandated and optional  provisions of the Economic Growth and
Tax Relief  Reconciliation  Act (EGTRRA).  Among these new provisions are permitting  increased deferral limits for all  participants,  and further  deferrals for  participants  50 years of age and older. In accordance with EGTRRA, elective deferrals of up to 84% of eligible pay are now permitted.

                                                                                                             SCHEDULE I

                                                 SOUTHERN CALIFORNIA EDISON COMPANY
                                                      STOCK SAVINGS PLUS PLAN

                                                   EIN 95-1240335 - PLAN NO. 002
                                            PART IV - LINE 4i - SCHEDULE OF ASSETS HELD

                                                      AS OF DECEMBER 31, 2001

 (a)                         (b)                                             (c)                               (d)
                                                                  DESCRIPTION OF INVESTMENT                  CURRENT
                IDENTITY OF ISSUE, BORROWER,                    INCLUDING MATURITY DATE, RATE                 VALUE
                  LESSOR, OR SIMILAR PARTY                       OF INTEREST, PAR OR MATURITY               (in 000's)
                                                                            VALUE
  -             --------------------------             ---------------------------------------              ------------

  *     EDISON INTERNATIONAL COMMON STOCK FUND         COMMON STOCK -NO PAR VALUE                              $382,507

        BZW BARCLAY'S GLOBAL INVESTORS                 COMMON STOCK FUND - COLLECTIVE INVESTMENT IN             265,040
                                                       THE BZW BARCLAY'S GLOBAL INVESTORS EQUITY INDEX
                                                       FUND

        FRANK RUSSELL TRUST COMPANY                    BALANCED FUND - COLLECTIVE INVESTMENT IN FRANK           115,018
                                                       RUSSELL BALANCED FUND

  *     STATE STREET BANK & TRUST CO.                  MONEY MARKET FUND - COLLECTIVE INVESTMENT IN             256,857
                                                       THE STATE STREET BANK SHORT-TERM INCOME FUND

        FRANK RUSSELL TRUST COMPANY                    BOND FUND - COLLECTIVE INVESTMENT IN FRANK                61,899
                                                       RUSSELL INTERMEDIATE-TERM BOND FUND

        FRANK RUSSELL TRUST COMPANY                    US LARGE COMPANY - COLLECTIVE INVESTMENT IN               45,093
                                                       FRANK RUSSELL US LARGE COMPANY EQUITY I FUND

        FRANK RUSSELL TRUST COMPANY                    US SMALL COMPANY - COLLECTIVE INVESTMENT IN               29,783
                                                       FRANK RUSSELL US SMALL COMPANY EQUITY II FUND

        FRANK RUSSELL TRUST COMPANY                    CONSERVATIVE GROWTH PORTFOLIO - COLLECTIVE                21,956
                                                       INVESTMENT IN FRANK RUSSELL CONSERVATIVE
                                                       BALANCED FUND

        FRANK RUSSELL TRUST COMPANY                    AGGRESSIVE GROWTH PORTFOLIO - COLLECTIVE                  46,422
                                                       INVESTMENT IN FRANK RUSSELL AGGRESSIVE BALANCED
                                                       FUND

        AMERICAN FUNDS                                 EUROPACIFIC GROWTH FUNDS - COLLECTIVE                     20,184
                                                       INVESTMENT IN THE AMERICAN FUNDS GROUP
                                                       EUROPACIFIC GROWTH FUND

        T. ROWE PRICE                                  COLLECTIVE INVESTMENT IN T. ROWE PRICE SCIENCE            66,065
                                                       AND TECHNOLOGY FUND

        JANUS INVESTMENT FUNDS                         COLLECTIVE INVESTMENT IN JANUS WORLDWIDE FUND             36,767

        JANUS INVESTMENT FUNDS                         COLLECTIVE INVESTMENT IN JANUS BALANCED FUND              23,144

        PUTNAM                                         COLLECTIVE INVESTMENT IN VOYAGER A FUND                   17,200

        FRANKLIN STRATEGIC                             COLLECTIVE INVESTMENT IN FRANKLIN SMALL CAP               16,056
                                                       GROWTH FUND A

        PUTNAM                                         COLLECTIVE INVESTMENT IN ASIA PACIFIC GROWTH               1,247
                                                       FUND A

        DREYFUS MANAGEMENT                             COLLECTIVE INVESTMENT IN APPRECIATION FUND                 7,466

        TURNER FUNDS                                   COLLECTIVE INVESTMENT IN TURNER SMALL CAP                 18,980
                                                       GROWTH FUND

        FIDELITY FUNDS                                 COLLECTIVE INVESTMENT IN FIDELITY SELECT HEALTH           14,214
                                                       CARE FUND

        AMERICAN FUNDS                                 COLLECTIVE INVESTMENT IN WASHINGTON MUTUAL                12,589
                                                       INVESTORS FUND

        DREYFUS MANAGEMENT                             COLLECTIVE INVESTMENT IN DREYFUS DISCIPLINED               4,663
                                                       STOCK FUND

        FOUNDERS FUNDS INC.                            COLLECTIVE INVESTMENT IN FOUNDERS GROWTH FUND              9,359

        T. ROWE PRICE                                  COLLECTIVE INVESTMENT IN MID-CAP GROWTH                   13,378

        PUTNAM                                         COLLECTIVE INVESTMENT IN INTERNATIONAL GROWTH              6,268
                                                       FUND A

        FIDELITY INVESTMENTS                           COLLECTIVE INVESTMENT IN SPARTAN HIGH INCOME               3,829
                                                       FUND

        MORGAN STANLEY DEAN WITTER                     COLLECTIVE INVESTMENT IN INST EQUITY GROWTH B              6,131
                                                       FUNDS

  *     HEWITT SERIES                                  COLLECTIVE INVESTMENT IN HEWITT MONEY MARKET              23,848
                                                       FUND

        PIMCO                                          COLLECTIVE INVESTMENT IN TOTAL RETURN FUND                10,850
                                                       ADMIN SHARES

        FIDELITY INVESTMENTS                           COLLECTIVE INVESTMENT IN UTILITIES INCOME FUND             3,011

        FIDELITY INVESTMENTS                           COLLECTIVE INVESTMENT IN SELECT FINANCIAL                  7,495
                                                       SERVICES FUNDS

        BARON ASSET                                    COLLECTIVE INVESTMENT IN BARON ASSET FUND                  1,858

        AMERICAN CENTURY                               COLLECTIVE INVESTMENT IN INTERNATIONAL GROWTH              2,233
                                                       INVESTOR FUND

        PIMCO                                          COLLECTIVE INVESTMENT IN LOW DURATION FUND                 4,790

        MAS SMALL CAP                                  COLLECTIVE INVESTMENT IN MAS SMALL CAP VALUE               2,931
                                                       FUND

        KEMPER-DREMEN                                  COLLECTIVE INVESTMENT IN KEMPER -DREMEN HIGH              14,823
                                                       RETURN EQUITY A FUND

        PUTNAM                                         COLLECTIVE INVESTMENT IN EUROPE GROWTH A FUND                988

        PUTNAM                                         COLLECTIVE INVESTMENT IN CAPITAL APPRECIATION A            1,540
                                                       FUND

        BERGER                                         COLLECTIVE INVESTMENT IN SMALL CAP VALUE FUND             18,392

        T. ROWE PRICE                                  COLLECTIVE INVESTMENT IN VALUE FUND                        7,267

        FIDELITY INVESTMENTS                           COLLECTIVE INVESTMENT IN DIVERSIFIED                       1,566
                                                       INTERNATIONAL FUND

        TEMPLETON                                      COLLECTIVE INVESTMENT IN DEVELOPING MARKETS                1,087
                                                       FUND A

        INVESCO                                        COLLECTIVE INVESTMENT IN TOTAL RETURN FUND                   487

        AMERICAN BALANCED                              COLLECTIVE INVESTMENT IN AMERICAN BALANCE FUND            16,274

        PIMCO                                          COLLECTIVE INVESTMENT IN CAPITAL APPRECIATION              3,299
                                                       ADMIN FUND

        PIMCO                                          COLLECTIVE INVESTMENT IN LONG TERM US                      6,457
                                                       GOVERNMENT BONDS

        T. ROWE PRICE                                  COLLECTIVE INVESTMENT IN SMALL CAP STOCK FUND              4,124

        HOTCHKISS & WILY                               COLLECTIVE INVESTMENT IN INTERNATIONAL FUND                  758

        MAS VALUE ADVISOR                              COLLECTIVE INVESTMENT IN MEDIUM COMPANY STOCK              2,550
                                                       FUND

        FIDELITY INVESTMENTS                           COLLECTIVE INVESTMENT IN REAL ESTATE SPECIALTY             5,119
                                                       FUND

  *     STATE STREET GLOBAL ADVISOR                    COLLECTIVE INVESTMENT IN SMALL CAP FUND                      305

        BRINSON GLOBAL                                 COLLECTIVE INVESTMENT IN BALANCED PRE-MIXED FUND             316

        PARTICIPANT LOANS                              LOANS WITH MATURITIES VARYING FROM ONE TO FOUR
                                                       YEARS (OR UP TO 15 YEARS FOR PURCHASE OF A
                                                       PRIMARY RESIDENCE) AND INTEREST RATES OF 6.0 TO
                                                       10.5%
                                                                                                                 65,745
                                                                                                             ----------

                                                       TOTAL                                                 $1,710,228
                                                                                                             ==========

  *     Party-in-interest

                                                             SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                            SOUTHERN CALIFORNIA EDISON COMPANY
                                            STOCK SAVINGS PLUS PLAN

                                            By:               Frederick J. Grigsby, Jr.
                                                --------------------------------------------------
                                                              Frederick J. Grigsby, Jr.

June 28, 2002

THIS REPORT IS A COPY OF THE REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN LLP AND HAS NOT BEEN REISSUED.

SOUTHERN  CALIFORNIA  EDISON  COMPANY
STOCK SAVINGS PLUS PLAN

Statements of Net Assets Available for Plan Benefits
As of December 31, 2000 and 1999
(in 000's)

                                                                               2000                   1999
                                                                         ------------------     -----------------
                                 Assets

Investments, at fair value                                                     $ 1,830,999           $ 2,039,254

Receivables:
    Profit sharing receivable                                                        1,564                     -
    Interest receivable                                                              1,328                   969
    Receivable from brokers                                                              -                 2,963
                                                                         ------------------     -----------------

       Total receivables                                                             2,892                 3,932
                                                                         ------------------     -----------------

Total assets                                                                     1,833,891             2,043,186
                                                                         ------------------     -----------------

                              Liabilities

Payable to brokers and others                                                        4,927                 2,414
                                                                         ------------------     -----------------

Total liabilities                                                                    4,927                 2,414
                                                                         ------------------     -----------------

Net assets available for plan benefits                                         $ 1,828,964           $ 2,040,772
                                                                         ==================     =================

The accompanying notes are an integral part of these statements.

       SOUTHERN  CALIFORNIA  EDISON  COMPANY
       STOCK SAVINGS PLUS PLAN

       Statement of Changes in Net Assets Available for Plan Benefits
       For the Year Ended December 31, 2000
       (in 000's)

                          Additions

       Investment income:
          Dividend                                                               $ 88,862
          Interest                                                                 18,971
                                                                         -----------------

                                                                                  107,833
          Less: management fees                                                        73
                                                                         -----------------

             Net investment income                                                107,760

       Contributions:
          Employer contributions, net of forfeitures                               42,937
          Participant contributions                                                99,972
                                                                         -----------------

             Total contributions                                                  142,909
                                                                         -----------------

       Transfers from other plan                                                   92,768
                                                                         -----------------

                  Total additions                                                 343,437
                                                                         -----------------

                         Deductions

       Distributions to participants                                              137,244
       Net depreciation in fair value of investments                              418,001
                                                                         -----------------

                   Total deductions                                               555,245
                                                                         -----------------

                        Net decrease                                             (211,808)
                                                                         -----------------

       Net assets available for plan benefits:
           Beginning of year                                                    2,040,772
                                                                         -----------------

           End of year                                                        $ 1,828,964
                                                                         =================

The accompanying notes are an integral part of this statement.